Mail Stop 3561

May 3, 2007

Mr. Philip J. Schoonover
President and Chief Executive Officer
Circuit City Stores, Inc.
9950 Maryland Drive
Richmond, Virginia 23233

>   **Re: Circuit City Stores, Inc.**
>   **Form 10-K for Fiscal Year Ended February 28, 2006**
>   **Filed May 15, 2006**
>   **Form 10-Q for Fiscal Quarter Ended November 30, 2006**
>   **Filed January 5, 2007**
>   **Form 8-K Filed March 29, 2007**
>   **Form 8-K Filed April 4, 2007**
>   **File No. 1-5767**

Dear Mr. Schoonover:

　　We have reviewed your response letter dated April 24, 2007 and have the following comment. We think you should revise your disclosure in future filings in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Form 10-K for Fiscal Year Ended February 28, 2006

Note 19. Segment Information, page 56

1.　　We note your response to comment number one in our letter dated April 19, 2007. We also note the revisions to your disclosure in management's discussion and analysis of financial condition and results of operations and in segment information set forth in the notes to financial statements included in Form 10-K filed April 30, 2007. In future filings please disclose the dollar amounts, as opposed to percentages, of revenues from each group of similar products and services in segment information provided in accordance with SFAS 131. Please also quantify the effect of changes in extended warranty net sales and merchandise margins in your discussions of gross profit margin in management's discussion and analysis of financial condition and results of operations.
　　Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any

requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter as a correspondence file on EDGAR.

You may contact Ta Tanisha Meadows at (202) 551-3322, or in her absence, me at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

William H. Thompson
Branch Chief